UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FARMINGTON BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

Farmington Bank 401(k) Plan

December 31, 2019 and 2018

Page(s)

Report of Independent Registered Public Accounting Firm	1–2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5–10

Note:	All supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the People’s United Bank, N.A. Human Resources Administrative Committee and Plan Sponsor and Participants of the Farmington Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Farmington Bank 401(k) Plan (the “Plan”) as of December 31, 2019 (in liquidation) and 2018 (ongoing), and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 (in liquidation) and 2018 (ongoing), and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Plan Termination and Liquidation Basis of Accounting

As discussed in Note 1 to the financial statements, the governing body of the Farmington Bank 401(k) Plan approved a plan of liquidation on June 20, 2019, and management determined liquidation is imminent. As a result, the Plan has changed its basis of accounting from the going concern basis used in presenting the 2018 financial statements to the liquidation basis used in presenting the 2019 financial statements. Our opinion is not modified with respect to this matter.

/s/ Marcum LLP

We have served as the Plan’s auditor since 2013.

New Haven, CT

June 29, 2020

Farmington Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
	(Liquidation)	(Ongoing)
Assets:
Investments at fair value
Mutual funds	$—	$24,416,496
Common stock	—	502,129
Pooled separate account	—	2,036,777

	—	26,955,402
Investment contract, at contract value	—	2,132,320

Total investments	—	29,087,722

Notes receivable from participants	—	783,406

Net assets available for benefits	$—	$29,871,128

The accompanying notes are an integral part of these financial statements.

Farmington Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2019 and 2018

	2019	2018
	(Liquidation)	(Ongoing)
Additions to net assets attributed to:
Net appreciation (depreciation) in fair value of investments	$4,719,806	($2,140,118)
Dividends and interest	252,635	438,555
Other income	5,700	—

Net investment income (loss)	4,978,141	(1,701,563)

Interest income on notes receivable from participants	25,891	39,087

Contributions:
Participant	—	1,882,232
Employer	—	758,160
Rollover	—	15,219

Total contributions	—	2,655,611

Total additions, net	5,004,032	993,135

Deductions from net assets attributed to
Benefits paid directly to participants	17,601,623	3,888,834
Administrative expenses	15,703	11,033
Transfer to other plan	17,257,834	—

Total deductions	34,875,160	3,899,867

Net decrease	(29,871,128)	(2,906,732)
Net assets available for plan benefits, beginning of year	29,871,128	32,777,860

Net assets available for plan benefits, end of year	$—	$29,871,128

The accompanying notes are an integral part of these financial statements.

Farmington Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2019 (liquidation) and 2018

1.	Description of the Plan

The following description of the Farmington Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established by Farmington Bank (the “Company”) on July 1, 1989 for the purpose of providing employees of the Company with retirement benefits and was amended and restated in its entirety on January 1, 2016. The Plan changed from a Qualified Matching Contribution safe harbor plan to a Qualified Non-elective Contribution safe harbor plan. The Plan is a defined contribution retirement plan, covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Board of Trustees determines the appropriateness of the Plan’s investment offerings, monitors investment performance and is responsible for the oversight of the Plan.

In June 2018, the First Connecticut Bancorp, Inc. (“FCBI”) entered into a merger agreement with People’s United Financial, Inc. (“PUFI”). In connection with the merger, the Company (a wholly owned subsidiary of FCBI) merged with and into People’s United Bank, National Association (a wholly owned subsidiary of PUFI). In connection with the merger on October 1, 2018, the Plan was frozen to active participation and contributions effective September 30, 2018.

In accordance with the resolution adopted by the Compensation Committee of the Board of Directors of PUFI at its June 20, 2019 meeting, it was authorized that the Plan be merged with and into the People’s United Bank, N.A. 401(k) Employee Savings Plan. As of December 31, 2019, all participants and their asset and loan balances were merged into the People’s United Bank, N.A. 401(k) Employee Savings Plan into similar type investment options. Transfers for the year ended December 31, 2019 totaled $17,257,834.

Eligibility

To be eligible to participate in the Plan, an employee must be at least 21 years of age and have completed six months of service. Six months of service is defined as a period of six consecutive months, beginning on the employee’s date of hire. Employees were eligible to enroll in the Plan on the first day of the month immediately following the date these eligibility requirements are met.

Contributions

Until the effective date the Plan was frozen, the Plan permitted both employee and employer contributions. Participants may contribute up to 100% of annual pre-tax compensation, as defined by the Plan, subject to certain limitations. Effective January 1, 2016, the Company began making qualified non-elective contributions in the amount equal to 3% of compensation for the Plan year for persons who were active participants at any time during the Plan year. The qualified non-elective contributions are 100% vested when made. The Company may contribute to the Plan discretionary matching contributions, provided the Company has net profit for the Plan year, and any qualified contribution necessary to ensure that the Plan complies with the nondiscrimination regulations of certain sections of the Internal Revenue Code (the “IRC”) and ERISA. There was no discretionary matching contribution for the plan years ended December 31, 2019 and 2018. Participants may direct the investment of their contributions, as well as contributions made on their behalf by the Company, into various fund accounts offered by the Plan, through Principal Financial Group (“Principal”), the custodian and record keeper of the Plan. Participants may change their investment options at any time. There are no non-participant directed funds.

Farmington Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2019 (liquidation) and 2018

Vesting

Participants are 100% vested in their contributions plus actual earnings thereon at all times. Participants also vest immediately in the Company’s matching contribution portion of their investments.

Forfeitures

If a participant terminates employment with the Company at a time when the participant does not have a fully vested interest and liquidates his or her account prior to December 31, the Company’s discretionary matching contributions and the actual earnings thereon are forfeited. Forfeitures are retained in the Plan and used to reduce future Company matching contributions and or administrative expenses. There were $76 of forfeitures used to reduce the Company’s matching contributions and or administrative expenses for the year ended December 31, 2018 (none in 2019). There were no forfeitures allocated to eligible participants for the years ended December 31, 2019 and 2018.

Payment of Benefits

Upon attainment of normal retirement age, termination of service, or termination of service due to death or disability, participants may elect to receive benefit payments under the Plan. The form of benefit payment is either a lump sum distribution, equal to the participant’s vested account balance, or substantially equal installment distributions of the participant’s vested account balance. If a participant’s account balance is less than the minimum dollar limit under the IRC ($5,000 for the years ended December 31, 2019 and 2018), distributions due to termination may be made without the authorization of the participant.

In-Service Distributions

The Plan does permit payment of benefits to participants while employed by the Company in the case of an immediate and heavy financial hardship, such as medical or education expenses, or to purchase a primary residence. Recipients of hardship withdrawals are prohibited from contributing to the Plan for a period of six months after the receipt of the hardship withdrawal.

Notes Receivable from Participants

Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subject to certain restrictions, as described in the Plan document. Notes receivable from participants are evidenced by promissory notes for the amount of the note and are collateralized by the participant’s vested account balance for terms of up to five years, or greater if used for the purchase of a primary residence. Notes receivable from participants bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. There were no outstanding notes receivable from participants at December 31, 2019. The interest rate on all notes receivable from participants ranged from 4.25% to 6.50% and maturity dates ranged from 2019 to 2032 during the year ended December 31, 2019. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document. Principal and interest are paid ratably through payroll deductions.

Discretionary Profit Sharing Contributions

The Company may, but is not required to, make discretionary profit sharing contributions to the Plan for a Plan year. Company discretionary profit sharing contributions that are made with respect to a Plan year will be allocated to all participants who are employed by the Company on the last day of the Plan year and are credited with at least 1,000 hours of service during such year (and to participants who terminate service during a Plan year on account of death, total and

Farmington Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2019 (liquidation) and 2018

permanent disability or retirement on or after normal retirement date). The amount allocated shall be equal to the discretionary contributions plus any forfeitures multiplied by the ratio of such person’s annual compensation to the total annual compensation of all such persons. Vesting of the Company’s profit sharing contributions are prorated over five years of service or upon the attainment of normal retirement age (age 65), upon death or disability. There were no profit sharing contributions in 2019 and 2018.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The 2019 financial statements of the Plan were prepared using the liquidation basis of accounting, in accordance with accounting principles generally accepted in the United States of America. The prior year financial statements of the Plan were prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s mutual funds, common stock and pooled separate account investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment contract is reported at contract value. Contract value is the measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan presents the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments in the Statements of Changes of Net Assets Available for Benefits.

Administrative Expenses

Administrative expenses related to the Plan are primarily paid by the assets in the Plan and/or directly by the Company. Plan expenses paid by the Company are not included in these financial statements. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the changes in net assets available for benefits during the reporting periods, and when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Farmington Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2019 (liquidation) and 2018

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded at December 31, 2019 and 2018.

Risks and Uncertainties

The Plan provides for various investment options in any combination of funds. Such investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Fair Value Measurements

The Plan uses a three level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used to measure fair value are described below:

Basis of Fair Value Measurement

Level 1	Quoted prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than quoted prices included in Level 1, such as quoted prices for markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan also considers non-performance risk in the overall assessment of fair value.

The following is a description of the valuation methodologies used for investments measured at fair value as of December 31, 2019 and 2018. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued based on the number of shares held at year end at the fund closing price quoted in an active market.

Common stock: Valued at the closing price of People’s United Financial, Inc.’s common stock as reported on the active market on which it is traded.

Farmington Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2019 (liquidation) and 2018

Pooled Separate Account (PSA): Valued at its net asset value (“NAV”) based on the market value of its underlying investments, but the PSA NAV is not a publicly quoted price in an active market. Prices are validated through an investment analyst review process including direct interaction with external sources or review of recent trade activity. The PSA invests mainly in domestic stock. As of December 31, 2019 and 2018, there were no unfunded commitments related to the PSA. The PSA may be redeemed on a daily basis with no redemption restrictions, and investments in any class can be transferred once every 30 days at the current NAV per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into that originating class until the 30-day period has expired. New contributions are allowed during this time period. This PSA seeks long-term growth of capital and under normal circumstances invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity companies that compose the S&P 500 Index at the time of purchase. The Index is designed to represent U.S. equities with risk/return characteristics of the large cap universe.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table set forth by level within the fair value hierarchy the Plan’s investments at fair value, as of December 31, 2018. The Plan held no investments as of December 31, 2019.

	December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual funds	$24,416,496	$—	$—	$24,416,496
Common stock	502,129	—	—	502,129
Pooled Separate Account (1)	—	—	—	2,036,777

Total investments	$24,918,625	$—	$—	$26,955,402

(1)

In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy table to the fair value of investments presented in the Statements of Net Assets Available for Benefits.

There were no assets measured at fair value on a non-recurring basis at December 31, 2019 or 2018. There were no transfers from one fair value level to another for the years ended December 31, 2019 and 2018.

4.	Contract Investment

The Principal Fixed Income Guaranteed Option (“PFIGO”) is a fully benefit-responsive group annuity contract (“GAC”) issued by the Principal Life Insurance Company (“PLIC” or the “Issuer”). The GAC consists of over 6,000 investments, which include corporate bonds, asset-backed securities, commercial real estate mortgages, government bonds, and short-term cash equivalents. The crediting interest rate is based on a formula agreed upon with the Issuer. Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis and will never be less than the guaranteed minimum interest rate.

Farmington Bank 401(k) Plan

Notes to Financial Statements

Years Ended December 31, 2019 (liquidation) and 2018

Certain events limit the ability of the Plan to transact at contract value with PLIC. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GAC does not permit the insurance company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

5.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 28, 2017 that the Plan is designed in accordance with applicable sections of the IRC.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

6.	Related Party Transactions

Plan assets include investments in funds managed by Principal. Principal is the Plan’s custodian and, as such, transactions with the custodian qualify as party-in-interest. In addition, the Plan held shares of People’s United Financial, Inc., the parent of the Plan’s sponsor, which also qualifies as a party-in-interest. Personnel and facilities of the Company have been used to perform administrative functions at no charge to the Plan.

7.	Subsequent Events

Management has evaluated the events and transactions that have occurred through June 29, 2020, the date the financial statements were available to be issued, and noted no items requiring recognition in the financial statements or additional disclosures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FARMINGTON BANK 401(k) PLAN

	BY:	People’s United Bank, N.A.

Date: June 29, 2020	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Chief Accounting Officer